Investor Presentation
January 2011
Filed by Primus Telecommunications Group, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Arbinet Corporation
Registration No.: 333-171293

Safe Harbor
In connection with the proposed acquisition, Arbinet Corporation (“Arbinet”) and Primus Telecommunications Group, Incorporated (“Primus”) have filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY
READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to security holders of both Arbinet and Primus seeking their approval with respect to the proposed acquisition. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Arbinet and Primus with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus and Primus’s SEC filings that were incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus 703-748-8050, or (ii) Arbinet (Andrea Rose/Jed Repko Joele Frank, Wilkinson Brimmer Katcher (212)
355-4449).
Participants
Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective security holders in respect of the proposed acquisition. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN
EACH COMPANY’S 2009 ANNUAL REPORT ON FORM 10-K AND SUBSEQUENT STATEMENTS OF CHANGES IN BENEFICIAL OWNERSHIP ON
FILE WITH THE SEC. THESE DOCUMENTS CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES LISTED ABOVE. ADDITIONAL
INFORMATION ABOUT THE INTERESTS OF SUCH PERSONS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED ACQUISITION
WILL BE INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC.
This document includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed acquisition, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Important Information and Where to Find It
in the Solicitation
Forward-Looking Statements

Primus Today
U.S. headquartered international business with operations in Canada,
Australia, the U.S., and Brazil
Provider of voice and data communication services to residential, business and carrier customers
Growth services: broadband, IP-based voice, on-net local, data and data center services
Traditional businesses: domestic and international long-distance, off-network local, prepaid cards and dial-up internet services
Wholesale services: Inter-continental IP and TDM wholesale access and transport
Global reach provided by extensive IP-based network assets
Revenue well distributed by geography, product and customer type
Leading global provider of advanced facilities-based communication solutions

Extensive IP-Based Network Assets
Wholesale
Terminate 5 billion minutes annually
to over 240 countries
Direct/transit connections to over 100
countries
Connects Primus’ network with Tier 1
and 2 fixed and mobile network
operators worldwide
IP soft Switches
TDM Switches
Fiber Capacity
United States
IP-based softswitch network supporting
wholesale and international traffic
Leased domestic fiber and leased / owned
oceanic fiber to Europe and Australia
Interconnected with PRIMUS’ global network
Europe
IP-based softswitch in London
Interconnected with PRIMUS’ global
network
Owned trans-Atlantic fiber capacity
Canada
6 IP-based softswitches
26 PoPs
70 ILEC colocations with ADSL 2+ capabilities
7 data centers in 5 cities; 30,000 sq. ft. built and
118,000 sq. ft. of capacity
National fiber network with 100% IP-based
capabilities
Fiber ownership to U.S on East and West coasts
Australia
Owned national IP and TDM network
Fiber network passing ~1,000 buildings in
Sydney and Melbourne
66 PoPs providing national coverage
3 data centers in two cities; 22,000 sq. ft. of
built capacity
281 owned DSLAMs with local and ADSL2+
capabilities
Switch facilities in Sydney, Brisbane,
Adelaide, Melbourne and Perth
Owned trans-Pacific fiber capacity
Brazil
Data center facility in Sao Paolo
IP-voice provider to businesses and carriers
Interconnected with PRIMUS’ global network

Primus Investment Highlights
Drive profitable growth in areas of long-term sustainable advantage
Scale Canada, Australia, and Global Wholesale
Feed growth businesses: IP- and data- based services for enterprises, consumers
Harvest cash flows in traditional businesses
Executing asset portfolio strategy through strategic alternatives
Arbinet doubles wholesale business and creates unique product set, significant synergies
Exiting unproductive, non-scalable businesses
Evaluating other M&A opportunities
Generating free cash flow, growing cash balance
Focused on balanced sheet transformation through cash generation, proceeds of any divestitures
Management team with extensive telco, cable, and data center experience

The Primus Portfolio – Sum of the Parts
Adjusted
Adjusted EBITDA
(US$ 000s)
Revenue EBITDA
(1)
Capex less Capex
Canada $172.4 $34.9 $7.3 $27.6
Australia 205.7        29.8          7.6            22.2
Global Wholesale 137.6        3.2            0.1            3.1
Sub-Total $515.7 $67.9 $15.0 $52.9
US Retail $38.8 $4.1 $0.8 $3.3
Brazil 21.3          1.3            0.8            0.4
Corporate / India -           (7.6)           -           (7.6)
$575.8 $65.7 $16.7 $49.0
Discontinued Operations 36.4          (0.4)           0.3            (0.8)
Severance -           (6.1)           -           (6.1)
Total $612.2 $59.2 $17.1 $42.2
YTD Q310
Total before
Discontinued Operations
Canada
30%
Australia
35%
Wholesale
24%
US
7% Brazil
4%

Canada
48%
Australia
41%
Wholesale
4%
US
5%
Brazil
2%
Notes:
1. A non-GAAP financial measure. Definitions and reconciliations between non-GAAP measures and relevant GAAP measures are available in the Appendix and in the Company’s periodic SEC filings.

Yukon
Whitehorse
Northwest Territories
Yellowknife
Nunavut
Iqaluit
Newfoundland and Labrador
St. John's
British Columbia
Victoria
Alberta
Edmonton
Saskatchewan
Regina
Manitoba
Winnipeg
Ontario
Ottawa
Toronto
Quebec
Québec
Charlottetown
Prince Edward Island
Fredericton
Halifax
New Brunswick
Nova Scotia
Population: 34 million
Source: cia.gov

Primus Canada Highlights

• Headquartered in Toronto,
Ontario
• C$240M revenue in annualized
revenue
• 800 employees
• Data centers and sales offices in
BC, Alberta, and Ontario
• 450K customers across the
country
• 70 DSLAMs (primarily in
Ontario & Quebec)
• Provide on-net equal access to
~90% of population
• Call centers in Ontario (Ottawa)
and New Brunswick

Darwin
Northern Territory
Queensland
Western Australia
South Australia
Brisbane
New South Wales
Perth
Sydney
Canberra
Australian Capital Terri.
Adelaide
Victoria
Melbourne
Tasmania
Hobart
Population: 22 million
Source: ABS CAT No. 32180.0.2008-9

Primus Australia Highlights

• Headquartered in Melbourne
• A$305 million in annualized
revenue
• 575 employees
• 3 Data Centers in Melbourne
and Sydney
• Offices in Melbourne, Sydney,
Adelaide, Brisbane and Perth
• 250K customers located in all
territories
• 5 carrier-grade voice switches
and 66 points of interconnect
• 281 DSLAMs primarily in major
cities and surrounding suburbs
• Central business district metro
fiber in Sydney and Melbourne

Global Wholesale Services
Key Combination Considerations:
• Increased scale in carrier services market
• Benefits of
thexchange™
– Arbinet’s world-class telecommunications trading platform
• Added products and services and enhanced access to certain international routes
• Complementary market presence
• Synergy potential of $3 million to $7 million (when fully integrated)
• Consolidation benefits for network and facilities

Combined
PRIMUS Before
(all figures in millions and annualized, except customers)
Carrier Arbinet Synergies
Revenue
(1)
$183.4 $330.0 $513.4
Gross Margin
(1)
$10.8 $25.0 $35.8
Gross Margin % 5.9% 7.6% 7.0%
Customers 262 1,237
Minutes of Use 4,340 12,667
(1) Revenue and Gross Margin are presented net of Bad Debt allowance.
YTD Q310 Annualized

Q3 and YTD 2010 Highlights

All results of operations exclude Discontinued Operations and severance unless otherwise specified.
1. EBITDA excludes impact of severance expenses, $4.2 million in Q310 and $1.8 million in Q110 and is a non-GAAP financial measure. Definitions and reconciliations between non-GAAP measures and relevant GAAP measures are available in the Appendix and in the Company’s periodic SEC filings.
2. Free Cash Flow is defined as Cash Flow from Operating Activities less Capital Expenditures.
(US$ 000s)
Q309 Q310 Change Q309 Q310 Change
Revenue $194.9 $188.2 ($6.7) $560.2 $575.8 $15.6
Gross Margin 68.1 67.3 (0.8) 196.4 209.0 12.6
Gross Margin % 34.9% 35.8% 0.9% 35.1% 36.3% 1.2%
Adjusted EBITDA
(1)
$21.2 $20.0 ($1.2) $60.7 $65.7 $5.1
EBITDA % 10.9% 10.6% -0.3% 10.8% 11.4% 0.6%
Capex 3.9 6.4 2.5 9.5 16.7 7.2
Free Cash Flow
(2)
9.1 14.5 5.4 30.3 20.3 (10.0)
Cash Balance $41.9 $49.6 $7.7 $41.9 $49.6 $7.7
Quarter ended YTD
Notes:

Financial Summary
Revenue Adjusted EBITDA
(1) (2)
Capital Expenditures
Free Cash Flow
(1)
($ Millions)

$195
$203 $193
$195
$188
$0
$50
$100
$150
$200
$250
Q309 Q409 Q110 Q210 Q310
-3.3%
% Sequential
Change
5.9% 4.0% -4.7% 0.8%
3.4% % of
Revenue
2.0% 2.7% 2.5% 3.0%
10.6% % of
Revenue
10.7% 10.8% 11.8% 11.7%
$14
($7)
$13
$6
$9
-$10
-$5
$0
$5
$10
$15
$20
Q309 Q409 Q110 Q210 Q310
$21
$22
$23
$23
$20
$0
$5
$10
$15
$20
$25
Q309 Q409 Q110 Q210 Q310
$6
$6
$5
$6
$4
$0
$2
$4
$6
$8
$10
Q309 Q409 Q110 Q210 Q310
7.4% % of
Revenue
4.7% 3.0% 6.7% (3.6)%
Note: All results of operations exclude Discontinued Operations unless otherwise specified.
(1)
A non-GAAP financial measure.  Definitions and reconciliations between non-GAAP measures and relevant GAAP measures are available in the Appendix and in the Company’s periodic SEC filings.
(2)
Adjusted EBITDA excludes impact of severance charges in Q109 ($1.8 million) and Q310 ($4.2 million).

$75
$50
$25
$0
US$ (As Reported)
$57.4
$58.7
$57.5
$58.0
$56.9
Q309
Q409
Q110
Q210
Q310

$20
$15
$10
$5
$0
US$ (As Reported)
$11.6
$11.2
$11.6
$12.0
$11.3
Q309
Q409
Q110
Q210
Q310

Canada Overview
Net Revenue
Adjusted EBITDA (1)
(0.8)%
59.1 (CAD$) $63.1 $62.1 $59.8 $59.6
Sequential Change  (2.0)% (1.6)% (3.6)% (0.4)%
20.0%
(3.3)%
$11.8 (CAD$) $12.8 $11.8 $12.1 $12.2
Sequential Change  (7.9)% (7.8)% 2.5% 0.8%
% of Revenue 20.3% 19.1% 20.2% 20.5%
($Millions)
($Millions)
Most profitable business unit
in the portfolio
Stable EBITDA averaging
20% of net revenue despite
declining revenues
40% and 7% growth year-
over-year in Hosted IP/PBX
and data center revenues,
respectively
Effective cost controls helped
offset the impact of declining
revenues on EBITDA and free
cash flow
(1)
A non-GAAP financial measure.  Definitions and reconciliations between non-GAAP measures and relevant GAAP measures are available in the Appendix and in the Company’s periodic SEC filings.

Australia Overview
Net Revenue
Adjusted EBITDA (1)
(0.8)%
$75.8 (AUS$) $76.5 $75.9 $77.3 $76.4
Sequential Change  (0.9)% (0.8)% 1.9% (1.2)%
(1) A non-GAAP financial measure. Definitions and reconciliations between non-GAAP measures and relevant GAAP measures are available in the Appendix and in the Company’s periodic SEC filings.
13.2%
(2.9)%
$10.0 (AUS$) $9.8 $9.7 $12.9 $10.3
Sequential Change  (10.1)% (1.0)% 33.0% (20.2)%
% of Revenue 12.9% 12.8% 16.6% 13.5%
($Millions)
($Millions)
Stable revenue stream
Declining residential revenue
replaced by higher margin
business revenue
46% growth year-over-year in
data center revenues and 6%
growth for business revenues in
aggregate
Adjusted EBITDA of 13.2% of
net revenue in Q310 versus
12.9% in Q309
$68.4
$69.9
$63.7
$69.0
$67.5
$60
$64
$68
$72
Q309 Q409 Q110 Q210 Q310
$9.0 $9.1
$11.6
$8.8
$8.2
$0
$2
$4
$6
$8
$10
$12
$14
Q309 Q409 Q110 Q210 Q310

Global Wholesale Overview
Net Revenue
Gross Margin % (1)
$53.6
$54.9
$46.5
$49.2
$41.9
$0
$20
$40
$60
$80
Q309 Q409 Q110 Q210 Q310
4.1%
3.9%
3.7%
4.9%
5.2%
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
Q309 Q409 Q110 Q210 Q310
(1)    A non-GAAP financial measure.  Gross Margin % is defined as Net Revenue less costs of revenue divided by Net Revenue.
(14.9)% Sequential Change  6.5% 2.5% (15.3)% 5.8%
($Millions)
($Millions)
Gross margins, as a percentage
of net revenue, improved 110
basis points to 5.2% in Q310
versus Q309 as we focused on
higher margin US domestic
terminations
Summer seasonality in Europe
had expected effect on
quarterly traffic
Focus on profitability vs.
Revenue drove decision to
prune less profitable traffic

Primus’ Other Businesses
United States:
Net Revenue for the quarter decreased $4.1 million year over year to $12.1 million
Adjusted EBITDA for the quarter decreased $1.6 million year over year to
$0.9 million
Brazil:
Net Revenue for the quarter increased BRR 8.2 million year over year to BRR
15.9 million
Adjusted EBITDA for the quarter remained flat year over year as the significant increase in revenue was derived from low-margin reseller voice services
Europe Retail:
All European retail operations classified as “Discontinued Operations” in the financial statements
$6.2 million (non-cash) impairment charge for goodwill and long-lived assets, primarily intangibles established as part of fresh start accounting
Adjusted EBITDA of (€2K) and (€71K) for the third quarters 2010 and 2009, respectively

Foreign Currency Effects
More than 80% of revenue generated outside US
Natural in-country currency hedge
Revenue and costs are largely denominated in each country’s local currency
Impact of currency fluctuations driven by US dollar
remittances from foreign units to service debt
.5688
0.9617
0.9023
Q310
0.5536
0.9602
0.9036
Q110
0.5559
0.9731
0.8835
Q210
0.5800
0.9900
0.9900
As of
11/15/10 Q309 Q409
AUD $ 0.8323 0.9087
CAN $ 0.9097 0.9460
BRR 0.5335 0.5728
Average Exchange Rate to US$

Balance Sheet
($US Millions)
(1)  A non-GAAP financial measure. Definitions and reconciliations between non-GAAP measures and relevant GAAP measures are available in the Appendix and in the Company’s periodic SEC filings.
Q309 Q409 Q110 Q210 Q310
Total Debt / LTM Adjusted EBITDA 3.30x 3.15x 2.99x 2.79x 2.81x
Net Debt / LTM Adjusted EBITDA 2.76x 2.63x 2.38x 2.40x 2.24x
Interest Coverage Ratio 2.50x 1.77x 2.45x 2.69x 2.31x
Note: All results of operations exclude Discontinued Operations and severance unless otherwise specified.
Cash balance of $49.6 million at September 30, 2010
Principal amount of total debt at 9/30/10 was $245.9
million compared to $246.3 million at 6/30/10
Improving leverage ratios

Primus Investment Highlights
Drive profitable growth in areas of long-term sustainable advantage
Scale Canada, Australia, and Global Wholesale
Feed growth businesses: IP- and data- based services for enterprises, consumers
Harvest cash flows in traditional businesses
Executing asset portfolio strategy through strategic alternatives
Arbinet doubles wholesale business and creates unique product set, significant synergies
Exiting unproductive, non-scalable businesses
Evaluating other M&A opportunities
Generating free cash flow, growing cash balance
Focused on balanced sheet transformation through cash generation, proceeds of any divestitures

Competitive Landscape
Alog, Diveo, UOL, Locaweb, Transit,
GVT, Datora
Telstra, Optus, AAPT, iiNet, TPG
Bell Canada, Telus, MTS Allstream,
Rogers, COGECO, Shaw, Globalive,
Videotron
Wholesale units of major global
carriers
TaTa, Begacom, iBasis KPN
Vonage, Cbeyond, XO, Paetec, Verizon,
AT&T
Quality
Value
Strong brand identity
Extensive sales staff
Quality of service
Value
Customer care
Strong brand identity
Value
Quality of service
Strong managed services team
Largest geographical internet data
center coverage
Direct global interconnects
Quality of service
Pricing
Quality of IP-PBX Platform
Value
Geography
Primary Services                   Primary Competitors
PRIMUS’ Advantages
Data-hosting
VoIP services
Broadband access
International Voice
Residential
Voice, VOIP
Business
Voice, IP-PBX services
Brazil
Australia
Canada
Wholesale
U.S.
  Residential – Value Provider
Voice, Broadband, IP, wireless, local
  Business –   Full Solution Provider
Voice, broadband, IP, hosting, data, wireless
           MVNO
  Residential – Value Provider
Voice, broadband, local, wireless MVNO
  Business –   Full Solution Provider with
SME Focus
Voice, broadband, IP, local, wireless,
                         hosting services

Adjusted EBITDA
Adjusted EBITDA, as defined by us, consists of net income (loss) before reorganization items, net, share-based compensation expense, depreciation and amortization, asset impairment expense, gain (loss) on sale or disposal of assets, interest expense, amortization or accretion on debt discount or premium, gain (loss) on early extinguishment or restructuring of debt, interest income and other income
(expense), gain (loss) from contingent value rights valuation, foreign currency transaction gain (loss), income tax benefit (expense), income (expense) attributable to the non-controlling interest, income (loss) from discontinued operations, net of tax, and income (loss) from sale of discontinued operations, net of tax.  Our definition of
Adjusted EBITDA may not be similar to Adjusted EBITDA measures presented by other companies, is not a measurement under generally accepted accounting principles in the United States, and should be considered in addition to, but not as a substitute for, the information contained in our statements of operations.
We believe Adjusted EBITDA is an important performance measurement for our investors because it gives them a metric to analyze our results exclusive of certain non-
cash items and items which do not directly correlate to our business of selling and provisioning telecommunications services.  We believe Adjusted EBITDA provides further insight into our current performance and period to period performance on a qualitative basis and is a measure that we use to evaluate our results and performance of our management team.
Free Cash Flow
Free Cash Flow, as defined by us, consists of net cash provided by (used in) operating activities before reorganization items less net cash used in the purchase of property and equipment.  Free Cash Flow, as defined above, may not be similar to Free Cash Flow measures presented by other companies, is not a measurement under generally accepted accounting principles in the United States, and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statements of cash flows.
We believe Free Cash Flow provides a measure of our ability, after purchases of capital and other investments in our infrastructure, to meet scheduled debt principal payments.  We use Free Cash Flow to monitor the impact of our operations on our cash reserves and our ability to generate sufficient cash flow to fund our scheduled debt maturities and other financing activities, including discretionary refinancings and retirements of debt.  Because Free Cash Flow represents the amount of cash generated or used in operating activities less amounts used in the purchase of property and equipment before deductions for scheduled debt maturities and other fixed obligations
(such as capital leases, vendor financing and other long-term obligations), you should not use it as a measure of the amount of cash available for discretionary expenditures.
Non-GAAP Measures
Note: All results of operations excluded Discontinued Operations unless otherwise specified.
Three Months Three Months Three Months
Ended Ended Ended
September 30, June 30, September 30,
2010 2010 2009
NET INCOME (LOSS) ATTRIBUTABLE TO
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED 5,080 $          (13,038) $       2,165 $
Reorganization items, net - - 307
Share-based compensation expense (12) 117 307
Depreciation and amortization 13,641 18,194 18,740
(Gain) loss on sale or disposal of assets - (189) 36
Interest expense 8,602 8,733 8,747
Accretion (amortization) on debt premium/discount, net 46 45 -
(Gain) loss on early extinguishment of debt - (164) -
Interest and other (income) expense (254) (153) (160)
(Gain) loss from Contingent Value Rights valuation (33) 382 4,229
Foreign currency transaction (gain) loss (14,006) 9,623 (13,448)
Income tax (benefit) expense (3,238) (1,883) (2,121)
Income (expense) attributable to the non-controlling interest 74 (106) 210
(Income) loss from discontinued operations,
net of tax 5,464 1,528 2,110
(Gain) loss from sale of discontinued operations,
net of tax 389 (193) 110
ADJUSTED EBITDA  15,753 $        22,896 $        21,232 $
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES BEFORE REORGANIZATION ITEMS 20,865 $        (1,140) $         12,992 $
Net cash used in purchase of property
and equipment (6,410) (5,824) (3,886)
FREE CASH FLOW 14,455 $        (6,964) $         9,106 $